EXHIBIT 99.1

Galapagos issues new shares as result of public offering

Mechelen, Belgium; 17 September 2018, 22.01 CET; regulated information - Galapagos NV (Euronext & NASDAQ: GLPG) announces a share capital increase as a result of a public offering of American Depositary Shares.

In accordance with Belgian transparency legislation[1], Galapagos notes that its total share capital currently amounts to €293,700,110.26; the total number of securities conferring voting rights is 54,299,136, which is also the total number of voting rights (the "denominator"), and all securities conferring voting rights and all voting rights are of the same category. The total number of rights (warrants) to subscribe to not yet issued securities conferring voting rights is 4,795,567, which equals the total number of voting rights that may result from the exercise of these warrants.  Galapagos does not have any convertible bonds or shares without voting rights outstanding

About Galapagos

Galapagos (Euronext & NASDAQ: GLPG) is a clinical-stage biotechnology company specialized in the discovery and development of small molecule medicines with novel modes of action. Galapagos' pipeline comprises Phase 3 through to discovery programs in inflammation, fibrosis, cystic fibrosis, osteoarthritis and other indications. Our target discovery platform has delivered three novel mechanisms showing promising patient results in, respectively, inflammatory diseases, idiopathic pulmonary fibrosis and atopic dermatitis. Galapagos is focused on the development and commercialization of novel medicines that will improve people's lives. The Galapagos group, including fee-for-service subsidiary Fidelta, has approximately 675 employees, operating from its Mechelen, Belgium headquarters and facilities in the Netherlands, France, Switzerland, the US and Croatia. More information at www.glpg.com.

CONTACT

Investors:	Media:
Elizabeth Goodwin	Evelyn Fox
VP IR & Corporate Communications	Director Communications
+1 781 460 1784 Paul van der Horst Director IR & Business Development +31 71 7506 707	+31 6 53 591 999 communications@glpg.com
ir@glpg.com

Forward-looking statements
This release may contain forward-looking statements. Forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition and liquidity, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if Galapagos' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that data from Galapagos' ongoing clinical research programs may not support registration or further development of its product candidates due to safety, efficacy or other reasons), Galapagos' reliance on collaborations with third parties, and estimating the commercial potential of its development programs. A further list and description of these risks, uncertainties and other risks can be found in Galapagos' Securities and Exchange Commission (SEC) filings and reports, including in Galapagos' most recent annual report on Form 20-F filed with the SEC and other filings and reports filed by Galapagos with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

[1] Belgian Act of 2 May 2007 on the disclosure of major shareholdings in issuers whose shares are admitted to trading on a regulated market.